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                                   EXHIBIT 11

             Statement Regarding Computation of Per Share Earnings



Basic
                                                         Year Ended September 30,

                                                      1999         1998         1997

Weighted average outstanding shares.............      903,460      931,195      795,479

Net income (loss) ..............................   $1,299,999     $634,874     $495,499

Net income (loss) per common share .............   $     1.44     $   0.68     $   0.62



Diluted
                                                          Year Ended September 30,

                                                       1999         1998         1997
Weighted average outstanding shares.............      903,460      950,833      797,722

Net income (loss) ..............................   $1,299,999     $634,874     $495,499

Net income (loss) per common share .............   $     1.44     $   0.67     $   0.62